March 3, 2016

Dakota Plains Holdings, Inc.
294 Grove Lane East
Wayzata, Minnesota 55391
Attention: Jim Thornton, Vice President, General Counsel and Secretary

Dear Mr. Thornton:

On January 25, 2016, Dakota Plains Holdings, Inc. (the "Company") disclosed in a Form 8-K that its Board of Directors (the "Board") had adopted, as of January 24, 2016, a Rights Agreement (the "Rights Agreement") between the Company and Interwest Transfer Company, Inc., as rights agent. The Rights Agreement generally limits ownership of shares of the Company's common stock, $0.001 par value per share ("Common Stock"), to less than 10% of the Company's outstanding shares of Common Stock, subject to certain exceptions. Except as otherwise indicated, capitalized terms used herein but not otherwise defined have the meanings provided in the Rights Agreement.

Lone Star Value Investors, LP ("Lone Star Value Investors"), Lone Star Value Investors GP, LLC ("Lone Star Value GP"), the general partner of Lone Star Value Investors, Lone Star Value Management, LLC ("Lone Star Value Management"), the investment manager of Lone Star Value Investors and a certain separately managed account, and Jeffrey E. Eberwein, the manager of Lone Star Value GP and sole member of Lone Star Value Management (collectively, "Lone Star Value" or "we") currently beneficially own in the aggregate 6,054,454 shares of Common Stock, representing approximately 11.0% of the Company's outstanding shares of Common Stock. With our last purchase occurring on January 22, 2016, we are a Grandfathered Person under the Rights Agreement.

We hereby request that the Board grant Lone Star Value an exemption, and take the necessary steps to amend the Rights Agreement, to allow Lone Star Value to acquire beneficial ownership of up to 19.0% of the outstanding shares of Common Stock of the Company through purchases made on or prior to January 24, 2017, the current term of the Rights Agreement. We believe that Lone Star Value's ownership of up to 19.0% of the outstanding shares of Common Stock will not in any way impair the Company's purported purposes for adopting the Rights Agreement, which include assuring that all of the Company's stockholders receive fair and equal treatment in the event of a proposed acquisition of the Company.

We do not believe that the Rights Agreement serves a useful purpose and is not a necessary measure for its purported objectives. We believe the practical effect of the Rights Agreement is to insulate the Board from the input of its stockholders and accordingly, strongly believe that any denial of our request will confirm our suspicions that the true purpose of the Rights Agreement is to entrench the incumbent Board.

53 Forest Avenue, 1st Floor | Old Greenwich, CT 06870 | +1.203.489.9500

We appreciate your prompt consideration in granting the request and look forward to receiving a response no later than Monday, March 7, 2016. If you have any questions, please contact me as soon as possible.

Sincerely,

Jeffrey E. Eberwein

On behalf of:
Lone Star Value Investors, LP;
Lone Star Value Investors GP, LLC;
Lone Star Value Management, LLC; and
Jeffrey E. Eberwein